Exhibit 99.2

29 July 2013

FOR IMMEDIATE RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

PERRIGO COMPANY TO ACQUIRE ELAN CORPORATION, PLC FOR US$8.6 BILLION,
ESTABLISHING PREMIER GLOBAL HEALTHCARE COMPANY

•	Establishes a differentiated platform for further international expansion

•	Strengthens business and financial profile with highly diversified revenue streams and enhanced cash flows

•	Creates a combined entity with industry-leading revenue, adjusted EBITDA and earnings growth rates

•	Immediately accretive to Perrigo’s adjusted earnings per share in 2014

•	Creates opportunity for substantial after-tax annual operating expense and tax savings of more than US$150 million[1]

•	Elan shareholders to receive US$6.25 in cash and 0.07636 shares of New Perrigo for each Elan share, valuing each Elan share at US$16.50 based on the closing price per Perrigo share on 26 July 2013

Allegan, Michigan and Dublin, Ireland — (29 July 2013) — Perrigo Company (NYSE: PRGO), a leading global provider of quality, affordable healthcare products (“Perrigo”) and Elan Corporation, plc (NYSE: ELN) (“Elan”), a leading biotechnology company headquartered in Ireland, today announced that, following a formal sale process conducted by Elan, Perrigo and Elan have entered into a definitive agreement (the “Transaction Agreement”) under which Elan will be acquired by a new holding company incorporated in Ireland (“New Perrigo”). The cash and stock transaction, which is valued at approximately US$8.6 billion based on the closing price of Perrigo shares on 26 July 2013 (US$6.7 billion excluding Elan’s cash on hand), will create a global healthcare company with an industry-leading growth profile and the geographic scale and scope to continue building a truly differentiated business.

1 The bases and assumptions for the synergy numbers in this section are set out in Appendix II to this announcement and the synergies have been reported on in accordance with Rule 19.3(b) of the Irish Takeover Rules.

“Through this transaction, Perrigo establishes a diversified platform for further international expansion,” stated Perrigo Chairman and CEO, Joseph C. Papa. “We believe this transaction is compelling for Elan shareholders and fully takes into account the value of Elan’s assets, including a large cash balance and a double-digit royalty claim on Tysabri®, a blockbuster product that generated revenues of US$1.6 billion last year and has been growing at a compound annual growth rate of 19%. We believe the combination of Perrigo and Elan will create an industry-leading global healthcare company with the balance sheet liquidity and operational structure to accelerate our growth and capitalize on international market opportunities.”

Mr. Robert A. Ingram, Chairman of Elan, commented, “This is an excellent transaction for Elan shareholders and provides them with cash consideration as well as the opportunity to benefit from the potential upside value of the new company. Joe Papa and his team have demonstrated exceptional capability and delivery of results in building a premier healthcare company over the past number of years. We have the confidence in Joe and his leadership team to continue to grow and expand its presence on a global scale.”

Additionally, Elan CEO Mr. G. Kelly Martin, said, “The Elan platform has been constructed over the years to provide a unique and compelling investment thesis for our shareholders. This transaction underscores the tremendous value of Elan's platform. The new combined company should deliver value, growth and diversification to shareholders for many years to come.”

The proposed transaction, which has been unanimously approved by the respective boards of directors of Perrigo and Elan, is expected to close by the end of calendar year 2013. At the close of the transaction, Perrigo and Elan will be combined under New Perrigo, a new company incorporated in Ireland, where Elan is incorporated today. New Perrigo, which is expected to be called Perrigo Company plc or a variant thereof, will be led by Perrigo’s current leadership team.

Elan’s current business portfolio includes royalties from Multiple Sclerosis (MS) treatment Tysabri® (marketed and distributed by Biogen Idec, Inc.), along with a neuropsychiatric pipeline with near term value-creating opportunities. Tysabri® had a 19% compound annual growth rate over the 2008–2012 period. Elan currently earns a 12% royalty on global net sales of Tysabri®. From 1 May 2014 onwards, the royalty increases to 18% on annual net sales up to US$2.0 billion, and to 25% on annual net sales above this amount. The Tysabri® cash flows are highly sustainable with multiple barriers to entry, analogous to the fundamentals of Perrigo’s core business. Further upside exists if Tysabri® is approved for Secondary Progressive MS.

Under the terms of the Transaction Agreement, at the closing of the acquisition, Elan shareholders will receive US$6.25 in cash and 0.07636 shares of New Perrigo for each Elan share. The transaction values each Elan share at US$16.50 based on the closing price of Perrigo shares on 26 July 2013, which represents a premium of approximately 10.5% compared to the closing price of Elan American Depositary Shares on 26 July 2013, the last trading day prior to the date of this announcement. The transaction values the entire share capital of Elan at approximately US$8.6 billion based on Perrigo’s closing share price on 26 July 2013. Net of cash, the transaction is valued at US$6.7 billion. Perrigo shareholders will receive one share of New Perrigo for each share of Perrigo that they own upon closing and US$0.01 per share in cash. The transaction will be taxable, for U.S. federal income tax purposes, to both the Elan shareholders and the Perrigo shareholders.

Immediately after the closing of the transaction, Perrigo shareholders are expected to own approximately 71% of the combined company while Elan shareholders are expected to own approximately 29%. Shares of New Perrigo will be registered with the U.S. Securities and Exchange Commission (the “SEC”) and are expected to trade on the New York Stock Exchange and the Tel Aviv Stock Exchange.

Key benefits of the transaction for Perrigo and Elan:

  Platform for International Expansion
    Operating base in Ireland to serve as a business hub and gateway for expansion into international markets
    Scale, resources and corporate structure to drive strategic initiatives and investments
    Differentiated business model well-positioned to continue growth in core markets and to expand to other international markets
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  Strong Business and Financial Profile
    Highly diversified revenue stream
    Strong pro forma cash flows to continue to support an investment grade credit profile
    Robust and sustainable growth outlook
  Financially Compelling
    Enhances revenue, adjusted EBITDA and earnings growth rates and expands margins
    Immediately accretive to Perrigo adjusted earnings per share in 2014
    Meaningful synergy opportunities
  Benefits to Elan Shareholders
    Upfront value unlocked via the cash consideration, while Elan Shareholders will also have the opportunity to participate in the benefits of New Perrigo
    Perrigo management team with strong track record of successfully acquiring and integrating diverse businesses

The combination is expected to result in more than US$150 million of recurring after-tax annual operating expense and tax savings. Certain of these synergies result from the elimination of redundant public company costs while optimizing back-office support and the global R&D functions. Additionally, tax savings are expected to arise from the combined company being incorporated in Ireland with organizational, operations and capitalization structures that will enable the combined company to more efficiently manage its global cash and treasury operations.2

Mr. Papa concluded, “We are very impressed with the accomplishments of Elan’s leadership team. Over the past decades, they have built a company that delivers high quality healthcare products with a focus on innovations in science to fill significant unmet medical needs around the world. This strategic transaction aligns with Perrigo’s acquisition strategy and our previously-stated intentions to grow our international business. We expect New Perrigo to create tremendous value for our shareholders for years to come.”

Perrigo has secured an aggregate amount of US$4.35 billion in fully underwritten bridge financing commitments from Barclays and HSBC Bank USA, N.A., which, in addition to Perrigo cash on hand, are available to finance the cash portion of the transaction, pay fees and expenses related to the transaction and refinance Perrigo’s existing indebtedness including its current term loan, private placement notes and existing public bonds.  Perrigo plans to refinance and repay the bridge borrowings through new debt issuances and the use of Elan cash on hand.

Approvals

The combination is subject to the terms of the Transaction Agreement among Perrigo, Elan, New Perrigo and certain other parties. The acquisition of Elan by New Perrigo will be effected by means of a “scheme of arrangement” (the “Scheme”) under Irish law pursuant to which New Perrigo will acquire all of the outstanding shares of Elan from Elan shareholders for cash and shares (the “Acquisition”). The Acquisition will be subject to the terms and conditions to be set forth in the Scheme document to be delivered to Elan shareholders. To become effective, the Scheme will require, among other things, the approval at a meeting convened pursuant to an order of the Irish High Court (the “Court Meeting”) of a majority in number of Elan shareholders, present and voting either in person or by proxy, representing 75% or more in value of the Elan shares held by such holders as well as the approval by Elan shareholders of resolutions relating to the implementation of the Scheme at an extraordinary general meeting to be held directly after the Court Meeting. Following the requisite Elan shareholder approval being obtained, the sanction of the Irish High Court is also required for the Scheme to become effective. In addition, the Transaction Agreement must be approved by Perrigo shareholders at a

2 The bases and assumptions for the synergy numbers in this section are set out in Appendix II to this announcement. The synergies in this section have been reported in accordance with Rule 19.3(b) of the Takeover Rules.

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special shareholders meeting to be convened by Perrigo. The Acquisition, which is unanimously recommended by the respective boards of directors of both companies, also is subject to receipt of certain regulatory approvals and certain other conditions, as more particularly set out in Appendix I to this announcement.

Conference Call with Perrigo and Elan Management at 8:30 AM EDT, 29 July 2013

Perrigo’s and Elan’s conference call to discuss this transaction is available to all interested parties as a live teleconference today at 8:30 a.m. EDT in the U.S. at the following phone numbers: U.S.: +1-877-248-9413; international: +1-973-582-2737. The conference ID is 24325296. This news release can be accessed under its headline on Perrigo’s website at www.perrigo.com and on Elan’s website at www.elan.com. Also available on the companies’ websites prior to the call will be a presentation on this transaction that will also be covered during the call.

About Perrigo

From its beginnings as a packager of generic home remedies in 1887, Allegan, Michigan-based Perrigo Company has grown to become a leading global provider of quality, affordable healthcare products. Perrigo develops, manufactures and distributes over-the-counter (OTC) and generic prescription (Rx) pharmaceuticals, infant formulas, nutritional products, animal health, dietary supplements and active pharmaceutical ingredients (API). The company is the world’s largest manufacturer of OTC pharmaceutical products for the store brand market. The company’s primary markets and locations of logistics operations have evolved over the years to include the United States, Israel, Mexico, the United Kingdom, India, China and Australia. Visit Perrigo on the Internet at www.perrigo.com.

About Elan

Elan is a biotechnology company, headquartered in Dublin, Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan’s ordinary shares are traded on the ISE under ISIN IE0003072950; American Depositary Shares representing ordinary shares of Elan are traded on the NYSE under the ticker symbol ELN.

For additional information about Elan, please visit Elan’s web site at www.elan.com.

About New Perrigo

New Perrigo is a private limited company incorporated in Ireland solely for the purpose of effecting the transactions contemplated by the Transaction Agreement. Prior to the effective date of the Scheme (the “Effective Date”), New Perrigo will be converted, pursuant to the Irish Companies Acts 1963–2012, to a public limited company. To date, New Perrigo has not conducted any activities other than those incidental to its formation and the execution of the Transaction Agreement.

Conditioned only upon the prior consummation and implementation of the Scheme and the Acquisition, an indirect subsidiary of New Perrigo (“Merger Sub”), will merge with and into Perrigo, as a result of which the separate corporate existence of Merger Sub will cease and Perrigo will continue as the surviving corporation as a wholly owned indirect subsidiary of New Perrigo. At the Effective Date, all Perrigo shares will be cancelled and each Perrigo share will automatically be converted into the right to receive one New Perrigo share and US$0.01 in cash.

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For more information:
ELAN Elan Investor Relations:
Chris Burns	+1-800-252-3526
David Marshall	+353-1-709-4444
Elan Media Relations:
Emer Reynolds	+353-1-709-4022
Financial Advisors to Elan:
Citi
Chris Hite	+1-212-816-1818
Davy
Eugenée Mulhern	+353-1-679-6363
Morgan Stanley
Colm Donlon	+44-20-7425-8000
Ondra
Michael Tory	+44-20-7082-8750
PR Advisors to Elan:
Sutton Belmont
Jonathan Birt	+44-78-6036-1746
FTI Consulting
Susan Stuart	+44-20-7269-7169
Sard Verbinnen & Co
Jamie Tully	+1-212-687-8080
PERRIGO
Perrigo Investor Relations
Arthur Shannon	+1-269-686-1709
Bradley Joseph	+1-269-686-3373
Financial Advisor to Perrigo:
Barclays
Punit Mehta	+1-212-526-7000
Derek Shakespeare	+44-20-7773-2500
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PR Advisors to Perrigo:
FTI Consulting
Mark McCall	+1-212-850-5641
David Roady	+1-212-850-5632

The Perrigo directors accept responsibility for all the information contained in this announcement other than information relating to Elan and its subsidiary undertakings, the directors of Elan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Perrigo directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Elan directors accept responsibility for all the information contained in this announcement other than information relating to Perrigo and its subsidiary undertakings, the directors of Perrigo and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Elan directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Offer or Solicitation

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE, EXCHANGE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Important Additional Information will be filed with the SEC

New Perrigo will file with the SEC a registration statement on Form S-4, each of Perrigo and Elan will file with the SEC a proxy statement and each of New Perrigo, Perrigo and Elan will file with the SEC other documents with respect to the transactions contemplated by the Transaction Agreement. In addition, a definitive proxy statement will be mailed to shareholders of Perrigo and Elan. INVESTORS AND SECURITY HOLDERS OF PERRIGO AND ELAN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement (when available) and other documents filed with the SEC by New Perrigo, Perrigo and Elan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Perrigo and Perrigo will be available free of charge on Perrigo’s internet website at www.perrigo.com or by contacting Perrigo’s Investor Relations Department at +1-269-686-1709. Copies of the documents filed with the SEC by Elan will be available free of charge on Elan’s internet website at www.elan.com or by contacting Elan’s Investor Relations Department at +1-800-252-3526.

Participants in the Solicitation

Perrigo, Elan, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Transaction Agreement. Information about the directors and executive officers of Elan is set forth in its Annual Report on Form 20-F for the fiscal year ended 31 December 2012, which was filed with the SEC on 12 February 2013, its Report on Form 6-K, which was filed with the SEC on 28 February 2013, its Report on Form 6-K, which was filed with the SEC on 25 April 2013 and its Report on Form 6-K, which was filed with the SEC on 5 June 2013. Information

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about the directors and executive officers of Perrigo is set forth in its Annual Report on Form 10-K for the fiscal year ended 30 June 2012, which was filed with the SEC on 16 August 2012, and its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on 26 September 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Perrigo and New Perrigo Cautionary Statement Regarding Forward-Looking Statements

This document includes certain 'forward looking statements' within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of each of Perrigo and New Perrigo, their respective expectations relating to the transactions contemplated by the Transaction Agreement and their respective future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Perrigo 's, New Perrigo’s or their respective managements’ beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, including estimated synergies, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements.

While Perrigo and New Perrigo believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s and New Perrigo’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Perrigo’s and New Perrigo’s current expectations depending upon a number of factors affecting Perrigo’s business, New Perrigo’s business, Elan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement (including the approval of antitrust authorities necessary to complete the transactions contemplated by the Transaction Agreement); access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, New Perrigo’s and Elan’s products; changes in tax laws or interpretations that could increase Perrigo’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Perrigo’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Perrigo’s Form 10-K for the fiscal year ended 30 June 2012, in Perrigo’s subsequent filings with the SEC and in other investor communications of Perrigo or New Perrigo from time to time.

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The forward-looking statements in this announcement are made only as of the date hereof, and unless otherwise required by applicable securities laws, each of Perrigo and New Perrigo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Cautionary Statement Regarding Forward-Looking Statements

This document includes certain 'forward looking statements' with respect to the business, strategy and plans of Elan and its expectations relating to the transactions contemplated by the Transaction Agreement and its future financial condition and performance. Statements that are not historical facts, including statements about Elan 's or its management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements. Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Elan or on its behalf include, but are not limited to, general economic conditions in Ireland, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the transactions contemplated by the Transaction Agreement not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the transactions contemplated by the Transaction Agreement or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the benefits of the transactions contemplated by the Transaction Agreement set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Elan, including Elan 's most recent annual report on Form 20-F for the fiscal year ended 31 December 2012 and its Reports of Foreign Issuer on Form 6-K filed with the SEC.

Forward-looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Elan disclaims any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Elan’s principal source of revenue may remain a royalty on sales of Tysabri®, the potential of Tysabri®, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri® (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialisation of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the success of our development activities, and R&D activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of

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bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri®; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri® sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri®) and other types of lawsuits and legal defence costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an investment company or a passive foreign investment company; general changes in United States and international generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

No Profit Forecast/Asset Valuation

No statement in this announcement is intended to constitute a profit forecast or asset valuation for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Perrigo, New Perrigo or Elan, as appropriate.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended (the “Takeover Rules”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan or Perrigo, all “dealings” in any “relevant securities” of Elan or Perrigo (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan or Perrigo, they will be deemed to be a single person for the purpose of Rule 8.3 of the Takeover Rules.

Under the provisions of Rule 8.1 of the Takeover Rules, all “dealings” in “relevant securities” of Elan by Perrigo or “relevant securities” of Perrigo by Elan, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Rules, which can be found on the Irish Takeover Panel’s website.

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If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the Takeover Rules, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353-(0)1-678-9020; fax number +353(0)1-678-9289.

Financial Advisers

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Perrigo and no one else in connection with the matters described herein and will not be responsible to anyone other than Perrigo for providing the protections afforded to its clients or for providing advice in relation to the matters described in this announcement or any transaction or any other matters referred to herein.

Citigroup Global Markets Inc, which is a member of SIPC and is a registered broker-dealer regulated by the Securities and Exchange Commission and Citigroup Global Markets Limited, which is authorised by the Prudential Regulation Authority and regulated by the Prudential Regulation Authority and the Financial Conduct Authority, are acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Citigroup Global Markets Inc and Citigroup Global Markets Limited, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

Davy and Davy Corporate Finance each of which are regulated in Ireland by the Central Bank of Ireland, are acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to Elan and for no one else in relation to the matters referred to herein. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

Ondra LLP, which is regulated by the Financial Conduct Authority in the United Kingdom, is acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Ondra LLP, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

General

This summary should be read in conjunction with the full text of this announcement. The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

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This announcement has been prepared for the purposes of complying with Irish law and the Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of Ireland.

This announcement does not constitute a prospectus or prospectus equivalent document.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme document or any document by which the Acquisition and the Scheme are made. Perrigo shareholders and Elan Shareholders are advised to read carefully the formal documentation in relation to the transactions contemplated by the Transaction Agreement once the Scheme document has been dispatched.

This announcement which is issued jointly by Perrigo and Elan is made pursuant to Rule 2.5 of the Takeover Rules.

Perrigo reserves the right to elect to implement the acquisition of Elan by way of a takeover offer as an alternative to the Scheme, subject to the provisions of the Transaction Agreement and the consent of the Irish Takeover Panel. In such event, the Acquisition will be implemented on substantially the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments (including an acceptance condition set at 90% of the shares to which such offer relates or such lesser percentage as Perrigo may, with the consent of the Irish Takeover Panel (if required), decide).

The announcement made pursuant to Rule 2.5 of the Takeover Rules for the purposes of the Acquisition has been published on a regulatory information service and will also be available on Perrigo’s website (www.perrigo.com) and Elan’s website (www.elan.com).

Pursuant to Rule 2.6(c) of the Takeover Rules, this announcement will be available to Perrigo employees on Perrigo’s website (www.perrigo.com) and Elan employees on Elan’s website (www.elan.com).

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